SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 8)*


                           ORIENT-EXPRESS HOTELS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                (with a copy to)

                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                            Attn: Adam M. Turteltaub
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No.  G67743107                                       Page 2 of 9 Pages
-----------------------------                              ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No.  G67743107                                       Page 3 of 9 Pages
-----------------------------                              ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No.  G67743107                                       Page 4 of 9 Pages
-----------------------------                              ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 8") amends the Schedule 13D filed on May 16, 2008 (the "Original
Schedule 13D") and amended on June 3, 2008 ("Amendment No. 1"), August 4, 2008 ("Amendment No. 2"), August 26, 2008 ("Amendment No. 3"), September 25, 2008 ("Amendment No. 4"), October 6, 2008 ("Amendment No. 5"), October 7, 2008 ("Amendment No. 6") and October 15, 2008 ("Amendment No. 7") (the Original
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 , Amendment No. 7 and Amendment No. 8 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 8 relates to Class A common shares, $0.01 par value per share (the "Common Stock"), of Orient-Express Hotels Ltd., a Bermuda company (the "Issuer").

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

     On November 21, 2008, Valence, Oculus, and CR Intrinsic Investments submitted a letter to the Board setting forth, for the Board's formal consideration, the Requisitioning Shareholders' settlement offer with respect to the current corporate governance structure of the Issuer. The settlement offer included (a) the cancellation of the Class B shares of the Issuer, (b) implementation of a classified Board under which only one-third of its members would be required to stand for election at each Annual General Meeting of shareholders of the Issuer, (c) the Requisitioning Shareholders being given the right to identify a new director who would lead a committee of the Board in an evaluation of strategic alternatives for the Issuer and (d) the agreement of the Requisitioning Shareholders to a standstill of certain shareholder activities until an appropriate period of time in advance of the 2009 Annual General Meeting of shareholders of the Issuer. The letter asked that the Board contact the Requisitioning Shareholders within one week if the Board is prepared to settle the matter or, if not, whether the Board believes further discussions would be warranted. The letter added that if the Board does not care to engage in any further discussions regarding the possible settlement then the Requisitioning Shareholders may be left with little choice but to pursue their legal options.

     The foregoing description of the letter does not purport to be complete and is qualified in its entirety by reference to the letter itself, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on November 21, 2008, the Reporting Persons beneficially owned an aggregate of 2,835,000 shares of Common Stock, representing approximately 5.6% of the shares of Common Stock outstanding. The percentages used herein are based upon the 50,959,500 shares of Common Stock expected to be outstanding as of November 19, 2008 upon the closing of the Issuer's offering of Common Stock reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on November 14, 2008.

     CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,835,000 shares of Common Stock (constituting approximately 5.6% of the shares of Common Stock outstanding).

     As a result of the Agreement described in Item 4, the Reporting Persons and the D. E. Shaw group may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act. Pursuant to such Rule, a group is deemed to beneficially own all of the Common Stock beneficially owned by all members of the group as a whole. The Reporting Persons have been informed that, as of the close of business on November 21, 2008, the D. E. Shaw group beneficially owned an aggregate of 3,218,678 shares of Common Stock, representing approximately 6.3% of the class. The D. E. Shaw group has reported its beneficial ownership on a separate Schedule 13D. Accordingly, as of the close of business on November 21, 2008, the group may be deemed to beneficially own an aggregate of 6,053,678 shares of Common Stock, representing approximately 11.9% of the class. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the D. E. Shaw group, its affiliates, or any other person or entity other than the various accounts under the Reporting Persons' management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting 5.6% of such class of securities;

          (ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 5.6% of such class of securities; and

          (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 5.6% of such class of securities.

     (c) Not applicable.

     (d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.

     (e) Not applicable.

Item 7.   Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1. Joint Filing Agreement (previously filed with Original Schedule 13D).

2. Joint Filing Agreement (previously filed with Amendment No. 1).

3. Agreement, dated as of June 2, 2008, by and between CR Intrinsic Investments, LLC, D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C. (previously filed with Amendment No. 1).

4. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated July 24, 2008 (previously filed with Amendment No. 2).

5. Letter to D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC from Paul M. White, President & CEO of Orient-Express Hotels Ltd., dated August 1, 2008 (previously filed with Amendment No. 2).

6. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 4, 2008 (previously filed with Amendment No. 2).

7. Requisition Letters to the Board of Directors of Orient-Express Hotels Ltd. from Cede & Co., each dated August 22, 2008 (previously filed with Amendment No.
3).

8. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 25, 2008 (previously filed with Amendment No. 3).

9. Proxy Statement, dated September 24, 2008, along with accompanying cover letter and proxy card (previously filed with Amendment No. 4).

10. Press Release, dated October 3, 2008, issued by D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C. and CR Intrinsic Investors, LLC (previously filed with Amendment No. 5).

11. Press Release, dated October 6, 2008, issued by D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C. and CR Intrinsic Investors, LLC (previously filed with Amendment No. 6).

12. Statement read and submitted to the Board of Directors at the Special General Meeting, held on October 10, 2008, of Orient-Express Hotels Ltd. (previously filed with Amendment No. 7).

13. Press Release, dated October 14, 2008, issued by D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C. and CR Intrinsic Investors, LLC (previously filed with Amendment No. 7).

14. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated November 21, 2008 (attached hereto as Exhibit 99.1).

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2008


                              CR INTRINSIC INVESTORS, LLC


                              By:  /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name:  Peter Nussbaum
                                   Title: Authorized Person


                              CR INTRINSIC INVESTMENTS, LLC


                              By:  /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name:  Peter Nussbaum
                                   Title: Authorized Person


                              STEVEN A. COHEN


                              By:  /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name:  Peter Nussbaum
                                   Title: Authorized Person